UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:
Exhibit
99.1 Release dated February 1, 2018, “FORECAST FINANCIAL INFORMATION AND
PRO FORMA INFORMATION IN RELATION TO THE PROPOSED
TRANSACTION AND WITHDRAWAL OF CAUTIONARY”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 6, 2018
By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
Forecast Financial Information And Pro Forma Financial Information In Relation To The
Proposed Transaction And Withdrawal Of Cautionary
Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the announcement published by DRDGOLD on SENS on
Wednesday, 22 November 2017 (“Transaction Announcement”).
INTRODUCTION
In terms of the Transaction Announcement, Shareholders were advised of, inter alia:
● the proposed acquisition by DRDGOLD of the WRTRP Assets, by way of the acquisition of a
100% shareholding in WRTRP from Sibanye-Stillwater; and
● the granting of the Option to Sibanye-Stillwater,
collectively referred to as the “Proposed Transaction”.
FORECAST FINANCIAL INFORMATION OF WRTRP
Shareholders are advised that the current application and use of the WRTRP Assets by
Sibanye-Stillwater is significantly different to the intended application and use of the WRTRP Assets by
DRDGOLD, following the reconfiguration thereof. Accordingly, the revenue and cost profiles of the
WRTRP Assets following the reconfiguration thereof by DRDGOLD will be significantly different to the historic revenue and cost profiles.
In these circumstances, and for purposes of illustrating the expected financial performance of WRTRP following the implementation of the Acquisition and reconfiguration of the WRTRP Assets by DRDGOLD, forecast financial information of WRTRP has been prepared.
The table below sets out the forecast financial information of WRTRP for the six months ending 30 June
2019 and the six months ending 31 December 2019 (“Forecast Financial Information”).
The Forecast Financial Information has been prepared based on certain assumptions outlined below, including, on the assumption that the Proposed Acquisition becomes unconditional on 30 April 2018 and that the re-configuration of the infrastructure acquired and related ramp-up (including gold lock-up) to obtain steady-state production is obtained 8 months thereafter, being 31 December 2018.
The Forecast Financial Information has been prepared in compliance with International Financial
Reporting Standards (“IFRS”) and in accordance with the accounting policies of DRDGOLD.
The Forecast Financial Information, including the assumptions on which it is based and the financial information from which it is prepared, is the responsibility of the Board. The Forecast Financial
Information has not been reviewed or reported on by the reporting accountants and auditors of
DRDGOLD.

R million
Forecast
financial
information of
WRTRP for the
6 months
ending 30 June
2019
(unaudited)
Forecast
financial
information of
WRTRP for the
6 months
ending
31 December
2019
(unaudited)
Forecast
financial
information of
WRTRP for the
12 months
ending
31 December
2019
(unaudited)
Revenue
508.7
502.0
1
010.7
Cost of sales
(312.0)
(308.9)
(620.9)
Gross profit from operating activities
196.7
193.1
389.8
Finance income
13.9
14.4
28.3
Finance expense
(25.4)
(13.1)
(38.5)
Profit before tax
185.2
194.4
379.6
Income tax
(73.3)
(76.9)
(150.2)
Profit for the period
111.9
117.5
229.4
Total other comprehensive income
-
-
-
Total comprehensive income
111.9
117.5
229.4
The Forecast Financial Information is further based on, inter alia, the following material assumptions, as extracted from the draft Competent Persons Report of WRTRP (“CPR”):
1) Revenue:
a)   Forecast gold price of R 564 245 per kilogram based on available market forecasts. The forecast gold price is subject to fluctuations in both the US$ price of gold and the rand/dollar exchange rate. The historic gold price has fluctuated widely and the gold price is affected by a number of factors over which the Directors have no control. *
b)    Throughput of approximately 500 000 tonnes per month. **
c)    An average recovered grade of 0.294 g/tonne. The recovered grade is a function of both an average head grade assumption based on the Mineral Reserves and a recovery efficiency based on metallurgical test work. The studies as contained in the draft CPR are performed on controlled laboratorium conditions and do not consider operational challenges. *
2) Costs of Sales consists of:
a)    Working costs per ton processed of R63.97 (excluding contingency) inflated at 6%. **
b)    A contingency of 15% added to the working costs per ton. **
c)    Depreciation calculated as follows: Fair value allocated to assets acquired and capital expenditure incurred of R283 million (initial capital) depreciated over the estimated useful life. **
3)   Finance income recognised on the Rehabilitation Trust Funds calculated at a market related rate of 7% per annum compounded annually based on the expected opening balance of the Rehabilitation Obligation Fund at 1 January 2019. *
4)   Finance expense consists of:
a) The unwinding of the provision for environmental rehabilitation at a pre-tax rate of 9% compounded annually on the expected opening balance of the provision at 1 January 2019.*
b) The interest charge recognised on the financing of the initial capital, calculated at an expected market related rate of 12% per annum compounded monthly, and allowing for the settlement of the liability with the initial forecasted cash flows generated from the WRTRP operations.
5)   Income tax expense was calculated as 30% of taxable income based on the formula for the taxation of gold mining companies. *
*   Material assumptions that cannot be influenced by the Directors.
** Material assumptions that can be influenced by the Directors and which are subject to risks and uncertainties outside the control of the Directors.

PRO FORMA FINANCIAL INFORMATION OF DRDGOLD
The table below sets out the pro forma statement of financial position of DRDGOLD (“Pro Forma
Financial Information”) which has been prepared to illustrate the effect of the Proposed Acquisition and the Specific Issue on the published, audited consolidated statement of financial position of
DRDGOLD as at 30 June 2017, had the Proposed Acquisition and the Specific Issue been implemented on 30 June 2017.
The Pro Forma Financial Information has been compiled using the accounting policies that comply with
IFRS and that is consistent with those applied in the published, audited consolidated annual financial statements of DRDGOLD for the year ended 30 June 2017.
The Pro Forma Financial Information is the responsibility of the Board and is provided for illustrative purposes only and because of its nature, may not fairly present the financial performance, financial position, changes in equity or cash flows of DRDGOLD after the implementation of the Proposed
Acquisition and the Specific Issue.
The Pro Forma Financial Information has not been reviewed or reported on by the reporting accountants and auditors of DRDGOLD.
Before
Proposed
Acquisition
Adjustment
After the
Proposed
Acquisition
Specific
issue
Adjustment
After the
Proposed
Acquisition
and the
Specific
Issue
R million
Actual
Pro forma
Pro forma
(unaudited)
(unaudited)
(unaudited)
(unaudited)
(unaudited)
ASSETS
Non-current assets
1 739.1
2 474.7
4 213.8
-
4 213.8
Property, plant and
equipment
1 497.6 2 121.0 3 618.6 - 3 618.6
Investments in
rehabilitation obligation
funds
227.7 353.7 581.4 - 581.4
Investment in other
entities
8.8 - 8.8 - 8.8
Deferred tax asset 5.0 - 5.0 - 5.0
Current assets
548.3
(7.4)
540.9
587.1
1128.0
Inventories 180.3 - 180.3 - 180.3
Trade and other
receivables
114.3 - 114.3 - 114.3
Cash and cash
equivalents
253.7 (7.4) 246.3 587.1 833.4
TOTAL ASSETS
2 287.4
2 467.3
4 754.7
587.1
5 341.8

Before
Proposed
Acquisition
Adjustment
After the
Proposed
Acquisition
Specific
issue
Adjustment
After the
Proposed
Acquisition
and the
Specific
Issue
R million
Actual
Pro forma
Pro forma
(unaudited)
(unaudited)
(unaudited)
(unaudited)
(unaudited)
EQUITY AND LIABILITIES
Equity
Equity
1 302.4
2 241.6
3 544.0
587.1
4 131.1
Non-current liabilities
728.0
222.5
950.5
-
950.5
Provision for environmental
rehabilitation
531.7 222.5 754.2 - 754.2
Deferred tax liability 140.5 - 140.5 - 140.5
Employee benefits 39.0 - 39.0 - 39.0
Finance lease obligation 16.8 - 16.8 - 16.8
Current liabilities
257.0
3.2
260.2
-
260.2
Trade and other payables 251.8 3.2 255.0 - 255.0
Current tax liability 5.2 - 5.2 - 5.2
TOTAL LIABILITIES
985.0
225.7
1 210.7
-
1 210.7
TOTAL EQUITY AND
LIABILITIES
2 287.4
2 467.3
4 754.7
587.1
5 341.8
Net asset value per share
(SA cents per share)
308.6 515.8 483.3
Tangible net asset value per
share (SA cents per share)
308.6 515.8 483.3
Number of shares in issue
(‘000)
431 430 265 000 696 430 167 734 864 163
Treasury shares held by
Ergo Mining Operations
(‘000)
9 361 - 9 361 - 9 361
Number of Shares in issue
less treasury shares (‘000)
422 069 265 000 687 069 167 734 854 802
Notes:
1.   The
“Before” financial information has been extracted without adjustment and / or derived from the published, audited consolidated financial statements of DRDGOLD as at 30 June 2017.
2.   The
“After the Proposed Acquisition” column has been derived from the audited consolidated financial statements of DRDGOLD as at 30 June 2017 and adjusted for:
a.   The unaudited historical financial information of WRTRP as at 30 June 2017, of which DRDGOLD is satisfied with the quality thereof.
b.   The fair value of the WRTRP Assets, as extracted from the draft CPR, of which DRDGOLD is satisfied with the quality thereof.
c.   The payment of transaction costs directly attributable to the Proposed Acquisition amounting to
R7.4 million, of which R0.4 million is capitalised to share capital and R7.0 million is recognised as an expense.

d.    The provision for the environmental rehabilitation was adjusted to allow for a market participant’s views in settling the liability. The pro forma includes adjustments to the estimated timing and manner of settling the expected environmental liability relating to the WRTRP Assets. The provision for environmental rehabilitation excludes the Excluded Dumps that will only be transferred after being decommissioned by
Sibanye-Stillwater.
e.    The deferred tax liability for the asset acquisition of the WRTRP Assets has been adjusted to Rnil in line with IAS 12 Income Tax initial recognition exemption.
f.
The issue of 265 million Consideration Shares to Sibanye-Stillwater as consideration for the Proposed
Acquisition.
3.   The
“After the Proposed Acquisition and the Specific Issue” column has been derived from the audited consolidated financial statements of DRDGOLD as at 30 June 2017 and adjusted for the adjustments included in note 2 above and for:
a.   The issue of approximately 168 million Option Shares for cash to Sibanye-Stillwater, following the exercise of the Option, based on the 30-day volume weighted average price of a DRDGOLD Share as at 31 January 2018 of 389.16 cents less a 10% discount. Sibanye-Stillwater shall be entitled, subject to
Sibanye-Stillwater not having disposed of all or any of the Consideration Shares, to exercise the Option during the Option Period, being any time during the period commencing on the date of implementation of the Proposed Acquisition and expiring 24 months thereafter (“Option Period”). The Option must be exercised in whole anytime within the Option Period.
b.   The payment of transaction costs directly attributable to the Specific Issue amounting to R0.4 million, of which R0.2 million is capitalised to share capital and R0.2 million is recognised as an expense.
4. There are no subsequent events that require adjustment to the Pro Forma Financial Information.
WITHDRAWAL OF CAUTIONARY
Shareholders are referred to the cautionary announcements published on SENS on 22 November 2017 and 8 January 2018 and are advised that, following the publication of the Forecast Financial Information and the Pro Forma Financial Information, caution is no longer required to be exercised by Shareholders when dealing in the Company’s securities.
Johannesburg
6 February 2018
Sponsor
One Capital
Auditors and reporting accountant to DRDGOLD
KPMG Incorporated
Competent Person
Sound Mining Solutions (Proprietary) Limited
Forward Looking Statements
This announcement contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to the Proposed Transaction, expected financial results of WRTRP for the calendar year 2019, forecasted and pro forma financial information contained herein, expected tax expenses, expected production, average gold price and working cost per ton and the other assumptions upon which the pro forma financial information was prepared. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, the
Proposed Transaction not being implemented, failing to receive expected benefits from the Proposed
Transaction, incorrect assumptions, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and other risks indicated in the risk factors included in DRDGOLD’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this announcement. We do not undertake to update or revise the forward-
looking statements, whether as a result of new information, future events or otherwise.